UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

KSW, Inc. (Name of Issuer)
COMMON (Title of Class of Securities)
48268R106 (CUSIP Number)
PHIL LIFSCHITZ 7 TULANE DRIVE LIVINGSTON, NJ 07039 212-668-2841 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 26, 2005 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 48268R106

1.	Names of Reporting Persons. PHIL LIFSCHITZ I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 246,040

	8.	Shared Voting Power

	9.	Sole Dispositive Power 246,040

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 246,040

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 4%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

         This Schedule 13D relates to the common stock ,$.01 par value per share(the "Common Stock"), of KSW Inc. The Address of the principal executive offices of the Issuer is 37-16 23rd Street, Long Island City , New York 11101

Item 2. Identity and Background.

(a)	Name: Phil Lifschitz

(b)	Residence or business address: 7 Tulane Drive Livingston, NJ 07039

(c)	Present Principal Occupation or Employment: The Reporting Person is a Stock Broker currently employed at Oppenheimer & Co,Inc. 125 Broad Street, New York, NY 10004

(d)	Criminal Conviction: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Court or Administrative Proceedings:  During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Reporting Person is citizen of United States of America

Item 3. Source and Amount of Funds or Other Consideration:

         The source of funds used for the purchase of the Common Stock for the
         Reporting Person was personal funds. The amount paid for the Common Stock purchased by the Reporting Persons set forth in item 5 hereof.
         The aggregate amount paid for the Common Stock acquired by the Reporting Person was approximately $398,925 which amount does not include brokerage commissions.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         The Common Stock was acquired by the Reporting Person for investment purposes. The Reporting Person may make additional purchases of Common Stock in the open market or in private transactions depending on, among other factors, an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, the availability to the Reporting Person of funding to make such purchases and the ability to make such purchases with out triggering exercisability of the rights issued persuant to the issuer's shareholder rights plan.

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

The Reporting Person has no present intention to change his purpose for aquiring the Common Stock or plans or proposals which relate to or would result in the acquisition of additional securities of the issuer, or the disposition of securities of the issuer.

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

The Reporting Person has no present intention to change his purpose for aquiring the Common Stock or plans or proposals which relate to or would result in An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

The Reporting Person has no present intention to change his purpose for aquiring the Common Stock or plans or proposals which relate to or would result in A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

The Reporting Person has no present intention to change his purpose for aquiring the Common Stock or plans or proposals which relate to or would result in any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board

(e)	Any material change in the present capitalization or dividend policy of the issuer;

The Reporting Person has no present intention to change his purpose for aquiring the Common Stock or plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the issuer.

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

The Reporting Person has no present intention to change his purpose for aquiring the Common Stock or plans or proposals which relate to or would result in Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940.

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

The Reporting Person has no present intention to change his purpose for aquiring the Common Stock or plans or proposals which relate to or would result in Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

The Reporting Person has no present intention to change his purpose for aquiring the Common Stock or plans or proposals which relate to or would result in Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

The Reporting Person has no present intention to change his purpose for aquiring the Common Stock or plans or proposals which relate to or would result in A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)	Any action similar to any of those enumerated above.

The Reporting Person has no present intention to change his purpose for aquiring the Common Stock or plans or proposals which relate to or would result in Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

For the purposes of this Schedule 13D the percentage of Common Stock owned has been computed on the basis of 5,470,311 based on the information set forth in the company's proxy dated 5/25/02. Phil Lifschitz beneficially owned 274,800 shares representing 5%.

(b)

Reference is made to the information on lines 7 through 10 of the cover page of this Schedule 13D with respect to the Reporting Person's voting power and disposition power with respect to the Common Stock.

(c)	The following table sets forth information with respect to all transactions in the Common Stock that were effected by the Reporting Person during the past 60 days.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
08/11/2005 08/11/2005 08/11/2005 08/11/2005 08/11/2005 08/11/2005 08/15/2005 08/16/2005 08/18/2005 08/18/2005 08/26/2005	(3400) (4100) (7500) (3700) (5000) (2900) (5000) (100) (5000) (4000) (3000)	1.91 1.92 1.95 1.96 2.01 2.01 2.08 2.1 2 2 2

(d)	None, other than Broker-Dealers providing credit for common stock held on margin on customary terms.

(e)	8/26/05

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None
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Item 7. Material to be Filed as Exhibits. None

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2005
By:	/s/ Phil Lifschitz Phil Lifschitz

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